FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Tahoe Resources Inc. (“Tahoe”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

ITEM 2.	Date of Material Change

November 14, 2018

ITEM 3.	News Release

A joint news release of Tahoe and Pan American Silver Corp. (“Pan American”) was disseminated on November 14, 2018 via Canada Newswire. The news release was subsequently filed on SEDAR on November 14, 2018.

ITEM 4.	Summary of Material Change

On November 14, 2018, Tahoe and Pan American jointly announced the signing of a definitive agreement (the “Agreement”) for Pan American to acquire all of the issued and outstanding shares of Tahoe pursuant to a plan of arrangement (the “Transaction”). Pursuant to the Transaction, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 of a Pan American share for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56 million. In addition, Tahoe shareholders will receive contingent consideration in the form of contingent value rights (“CVRs”) exchangeable for 0.0497 of a Pan American share for each Tahoe share and payable upon the first commercial shipment of concentrate following restart of operations at the Escobal mine.

ITEM 5.	Full Description of Material Change

On November 14, 2018, Tahoe and Pan American jointly announced that they entered into the Agreement for Pan American to acquire all of the outstanding shares of Tahoe pursuant to a plan of arrangement. Shareholders of Tahoe will be entitled to elect to receive common shares of Pan American or cash in exchange for each share of Tahoe. Additional consideration will be in the form of the right to a contingent payment in common shares of Pan American tied to the restart of the Escobal mine in Guatemala.

Transaction Terms

Pursuant to the Transaction, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 of a Pan American share for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56 million, totaling US$1,067 million (the “Base Purchase Price”). The Base Purchase Price represents a premium of 34.9% to Tahoe’s volume weighted average price (“VWAP”) for the 20-day period ending on November 13, 2018.

In addition, Tahoe shareholders will receive contingent consideration in the form of CVRs, that will be exchanged for 0.0497 of a Pan American share for each Tahoe share, valued at the time of the news release at US$221 million, and payable upon first commercial shipment of concentrate following restart of operations at the Escobal mine (the “Contingent Purchase Price”). The CVRs will be transferable and have a term of 10 years. The total consideration, including the Base Purchase Price and the Contingent Purchase Price, is US$4.10 per share representing a premium of 62.8% to Tahoe’s VWAP for the 20-day period ending on November 13, 2018.

At closing of the Transaction, existing Pan American and Tahoe shareholders will own approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVRs, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding following completion of the Transaction).

Each of Tahoe’s directors and senior officers, who together hold or exercise control or direction over approximately 5.3 million common shares of Tahoe, representing approximately 1.7% of Tahoe’s issued and outstanding common shares, have entered into support agreements with Pan American, agreeing to, among other things, vote their Tahoe shares in favour of the Transaction.

Each of the directors and senior officers of Pan American, holding approximately 3.3 million of Pan American’s common shares, representing approximately 2.2% of Pan American’s issued and outstanding common shares have entered into agreements with Tahoe, agreeing to, among other things, vote their Pan American shares in favour of the Transaction..

Pan American has sufficient cash on hand and available under existing credit arrangements to finance the cash portion of the consideration for the Transaction.

Board of Directors’ Recommendations

The Board of Directors of Pan American has unanimously approved the Transaction. The Board of Directors of Tahoe, on the unanimous recommendation of a Committee of Independent Directors of Tahoe, has unanimously approved the Transaction. The Board of Directors of each of Pan American and Tahoe unanimously recommend that Pan American and Tahoe shareholders, respectively, vote in favor of the Transaction.

BMO Capital Markets and Trinity Advisors Corporation have each provided a fairness opinion to the Independent Committee of the Board of Directors of Tahoe. CIBC World Markets Inc. and TD Securities have each provided a fairness opinion to Pan American’s Board of Directors.

Transaction Conditions and Timing

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of: (i) 66 2/3% of the votes cast by the holders of Tahoe’s common shares present in person or represented by proxy, and (ii) a simple majority of the votes cast by the holders of Tahoe’s common shares after excluding any votes of “related parties” and “interested parties’ and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, at a special meeting of Tahoe shareholders to consider the Transaction.

The completion of the Transaction will also require approval of a simple majority of Pan American shareholders present in person or represented by proxy at a special meeting of Pan American shareholders in respect of the share issuance in connection with the Transaction and approval from 66 2/3% of Pan American’s shareholders present in person or represented by proxy at a special meeting of Pan American shareholders to an increase in Pan American’s authorized share capital.

The completion of the Transaction will also be subject to regulatory approvals and closing conditions customary in transactions of this nature. The Arrangement Agreement provides for customary deal-protection provisions, including mutual non-solicitation covenants and rights to match superior proposals. The Arrangement Agreement includes a reciprocal termination fee of US$38 million, payable by Tahoe to Pan American, or Pan American to Tahoe, as the case may be, under certain circumstances.

It is anticipated that the special shareholder meetings of Tahoe and Pan American shareholders to consider the Transaction will be held in January 2019. The Transaction is expected to close in the first quarter of 2019.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

Cassandra Joseph
VP Corporate Secretary & Associate General Counsel
Telephone: (775) 448-5800

ITEM 9.	Date of Report

November 26, 2018

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things, the anticipated completion of the Transaction and timing for such completion, transferability of the CVRs, operating metrics, growth profile and opportunities, completion of the ILO 169 consultation process, community engagement and re-issuance of licenses and permits to enable the restart of the Escobal mine and production from such mine, first commercial shipment of concentrate from the Escobal mine following restart of operations and the conversion and exchange of the CVRs following such an event, sources and impact of funding of the Transaction, approval of the Transaction by Tahoe and Pan American shareholders, obtaining regulatory approvals, closing conditions for the Transaction being met; and the dates for the Tahoe and Pan American shareholder meetings. These forward-looking statements and information reflect Tahoe’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Tahoe, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

Tahoe cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and Tahoe has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Tahoe management’s current views of near and longer term prospects and may not be appropriate for other purposes. Tahoe does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.